Contactar

www.linkedin.com/in/francisco-martin-toro-7a481715b (LinkedIn)

Languages

Ingles (Full Professional)
Español (Native or Bilingual)

Publications

GlobalPeak exchange

Francisco Martin Toro

Co-Founder at Coco (YC S19)
España

Extracto

YCombinator s19

Experiencia

Coco Mercado
CoFounder CMO
enero de 2019 - Present (3 años 4 meses)
Bahía de San Francisco y alrededores, Estados Unidos

Coco (Y Combinator S19) is an e-commerce SaaS provider for retailers in LATAM

Y Combinator
Entrepreneur
mayo de 2019 - agosto de 2019 (4 meses)
Bahía de San Francisco y alrededores, Estados Unidos

Globalpeak crypto exchange
Co Founder
marzo de 2017 - agosto de 2019 (2 años 6 meses)
Barcelona, Cataluña, España

Casa de cambio online para compra y ventas de criptomonedas

Educación

Universidad 'Santa María'
Licenciatura, Comunicación empresarial · (2009 - 2014)

Y Combinator
S19, Grocery Delivery as remittance · (2019 - 2019)